XG SCIENCES, INC.

3101 Grand Oak Drive

Lansing, MI 48911

April 5, 2016

Via E-Mail

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Pamela A. Long

Re:	XG Sciences, Inc. Pre-effective Amendment 2 to Registration Statement on Form S-1 Filed March 22, 2016 File No. 333-209131

Dear Ms. Long:

XG Sciences, Inc. (the “Company”) confirms receipt of the letter dated March 30, 2016 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. We are responding to the Staff’s comments as set forth below. The Company’s responses to the Staff’s comments are in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

COMMENT 1:        In several of our comments below we identify examples of disclosures that are inconsistent in specific sections or pages of your prospectus. Please consider whether there are other examples of these or other inconsistent disclosures in your prospectus, and reconcile or update them as you respond to our comments.

RESPONSE:	The Company acknowledges the Staff’s comment and has revised all applicable sections to reconcile our disclosures throughout Amendment No. 3.

The Offering, page 5

COMMENT 2         Please clarify whether the 836,544 of shares of common stock you show as outstanding before the offering includes shares that you assume will be issued to holders of Series B Units upon their 2 for 1 conversion. Disclosure in footnote (1) in this section and in the risk factor entitled “We may, in the future, issue additional shares of common stock . . .” on page 13 appears to be inconsistent this regard. In your amendment, please also disclose the number of Series B Units you have outstanding and the number of shares of common stock that would be issuable if all units were converted.

RESPONSE:	The Company has revised its disclosure throughout Amendment No. 3 as applicable to clarify its disclosures in response to the Staff’s comment above.

U.S. Securities and Exchange Commission

Attn: Pamela Long

Re: XG Sciences, Inc.

April 5, 2016

We would be adversely affected by our exposure to customer concentration risk, page 8; Manufacturing Capacity and Concentration of Business, page 52; Note 15, Customer Concentration, page F-27

COMMENT 2         Refer to comment 2 in our March 10, 2016 letter. Please revise these sections as necessary to clarify whether your largest customer in 2014 accounted for 69% or37% of revenue in 2014, and whether you also had another customer in 2014 that accounted for 28% of revenue.

RESPONSE:	The Company has revised its disclosure throughout Amendment No. 3 as applicable to clarify its disclosures in response to the Staff’s comment above.

Certain stockholders who are also officers and directors of the Company may have significant control..., page 11; POSCO, page 53; Shareholder Agreement, page 63

COMMENT 3        Please clarify whether POSCO currently maintains a seat on your board of directors. Disclosures on pages 11 and 63 suggest that it does not, while disclosure on page 53 states that it does. If so, please identify the board member who was appointed by POSCO.

RESPONSE:	The Company has revised its disclosure throughout Amendment No. 3 as applicable to clarify its disclosures in response to the Staff’s comment above.

We may, in the future, issue additional shares of common stock..., page 13; Holders of Equity, page 22

COMMENT 4         Please reconcile the number of shares of Series A preferred stock issuable upon exercise of warrants, as well as the number of shares into which the Series A preferred are convertible and the number of shares of Series A preferred you are authorized to issue. Disclosures in these sections are inconsistent.

RESPONSE:	The Company has revised its disclosure throughout Amendment No. 3 as applicable to clarify its disclosures in response to the Staff’s comment above.

Holders of Equity, page 22

COMMENT 5         Please clarify, if true, that the 269,987 shares of Series B Preferred Stock you have outstanding are part of the Series B Units that are outstanding. Also if true, please clarify that the Series B Preferred Stock and warrants will be canceled upon exercise of the Series B Exchange Rights held by holders of the Series B Units. Please also disclose why you expect that most, if not all, of the holders of Series B Units will exercise the Series B Exchange Rights, as you have indicated on page 22. If this relates to your intention with regard to seeking a public listing, please ensure that your disclosure in the second paragraph under “Market for Common Equity” on page 22 is consistent with your intent.

RESPONSE:	The Company has revised its disclosure throughout Amendment No. 3 as applicable to clarify its disclosures and to add disclosure with respect to why we expect that holders will likely exercise their Series B Exchange Rights in response to the Staff’s comment above.

U.S. Securities and Exchange Commission

Attn: Pamela Long

Re: XG Sciences, Inc.

April 5, 2016

COMMENT 6        Please clarify, if true, that shares of Series B Preferred stock will only be able to be converted as you describe in the third and fourth paragraphs in this section if holders of the Series B Units of which they are a part do not exercise their Series B Exchange Rights.

RESPONSE:	The Company has revised its disclosure throughout Amendment No. 3 as applicable to clarify its disclosures in response to the Staff’s comment above.

COMMENT 7         In the third and fourth paragraphs of this section you describe the conversion mechanism for Series A Preferred Stock and Series B Preferred Stock, first at the holder’s option prior to a public listing, and then upon automatic conversion in connection with a public listing. It is not clear from this disclosure whether or how the conversion ratio would be different depending upon whether the conversion takes place at the option of the holder or automatically upon listing. Please revise to clarify the similarity or difference in the number of common shares that would be issuable in these scenarios.

RESPONSE:	The Company has revised its disclosure throughout Amendment No. 3 as applicable to clarify its disclosures in response to the Staff’s comment above.

Securities that May be Sold under Rule 144, page 23

COMMENT 8         Please disclose the number of shares of common stock that the Series A Preferred and Series B Preferred are convertible into, and the number of shares of common stock that could be sold under Rule 144. In this section you only state the number of shares of common stock issued and outstanding at December 31, 2015 and the number of shares of each series of preferred stock that are outstanding, rather than the number of shares of common stock they are convertible into. It is also unclear what impact the conversion of the Series B Units into common stock has on the information you have provided here. Lastly, it appears that you have combined the numbers of shares of common and preferred stock together when you disclose the number of shares held by affiliates and non-affiliates that could be resold under Rule 144. Please disclose the number of shares of common stock that could be resold under Rule 144. Please see Item 201(a)(2) of Regulation S-K.

RESPONSE:	The Company has revised its disclosure throughout Amendment No. 3 as applicable to clarify its disclosure and to add the disclosures referenced in the Staff’s comment above.

Management, page 60; Dave Pendell, page 62

COMMENT 9         Please clarify whether David Pendell is a full board member or only has observer rights to all meetings of your board of directors, as disclosures in these sections are inconsistent.

U.S. Securities and Exchange Commission

Attn: Pamela Long

Re: XG Sciences, Inc.

April 5, 2016

RESPONSE:	The Company has revised its disclosure throughout Amendment No. 3 as applicable to clarify that Mr. Pendell is a full board member in response to the Staff’s comment above.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this response satisfactorily responds to your request. If you have any questions, please do not hesitate to contact me or the Company’s outside legal counsel Clayton Parker or Matthew Ogurick at K&L Gates LLP (305) 539-3352.

Sincerely,

XG Sciences, Inc.

/s/ Philip L. Rose
Name: Philip L. Rose
Title: CEO

cc:	Clayton E. Parker, Esq. of K&L Gates LLP Matthew Ogurick, Esq. of K&L Gates LLP